16001947

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 23 2016
Washington DC
416

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 10367

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Morton Seidel & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8730 Wilshire Blvd., Suite 530
(No. and Street)

Beverly Hills, (City) CA (State) 90211-2708 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas N. Tone, C.P.A. (805)496-5474
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tone, Walling & Kissinger, Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

100 E. Thousand Oaks Blvd., #257, Thousand Oaks, CA 91360
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JG

OATH OR AFFIRMATION

I, Arnold Seidel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Morton Seidel & Company, Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chairman of the Board

Title

Notary Public

EVA JEN
Commission # 2052730
Notary Public - California
Los Angeles County
My Comm. Expires Jan 17, 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MORTON SEIDEL & COMPANY, INC.
BEVERLY HILLS, CALIFORNIA

FINANCIAL STATEMENTS, FORM X-17A-5, PART III, SUPPLEMENTARY INFORMATION AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2015

CONTENTS

MORTON SEIDEL & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash and cash equivalents	$ 449,331
Fixed assets, at cost, less accumulated depreciation of $109,999	13,445
Deposit and other assets	3,280
Total Assets	$ 466,056

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Accounts Payable and Accrued Expenses	$ 511
Income taxes payable	15,639
Total Liabilities	16,150
STOCKHOLDERS' EQUITY	
Common Stock, $100 par value, 2,000 shares authorized, 500 issued and outstanding	50,000
Paid-in capital	17,452
Retained earnings	382,454
Total Equity	449,906
Total Liabilities and Equity	$ 466,056

See accompanying notes to the financial statements.

MORTON SEIDEL & COMPANY, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2015

REVENUES	
Commissions	$ 457,039
Interest	261
	$ 457,300
EXPENSES	
Clericial and administrative compensation	94,440
Other operating expenses	47,943
Officers' compensation	115,000
Occupancy expenses	50,488
Clearing expenses	23,410
Employee benefits	26,627
Taxes, other than income taxes	18,028
Communication expenses	13,526
Regulatory expenses	4,288
	393,750
INCOME BEFORE PROVISION FOR INCOME TAXES	63,550
PROVISION FOR INCOME TAXES	
Federal	
Current	13,400
State	
Current	5,400
	18,800
NET INCOME	$ 44,750

See accompanying notes to the financial statements

MORTON SEIDEL & COMPANY, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

	Common stock		Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
BALANCE - JANUARY 1, 2015	500	$ 50,000	$ 17,452	$ 337,706	$ 405,158
Net income	-	-	-	44,750	44,750
BALANCE - DECEMBER 31, 2015	500	$ 50,000	$ 17,452	$ 382,456	$ 449,908

See accompanying notes to financial statements.

MORTON SEIDEL & COMPANY, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

OPERATING ACTIVITIES	
Net income	$ 44,750
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	12,205
Increase in income taxes payable	4,036
NET CASH PROVIDED BY OPERATING ACTIVITIES	60,991
NET INCREASE IN CASH AND CASH EQUIVALENTS	60,991
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	388,340
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 449,331

See accompanying notes to financial statements

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Description of Business, Risks and Exposures

The Company processes broker-dealer transactions on a fully-disclosed basis. Possible operational risks may arise in the incorrect processing of a customer's transactions. The Company's management has in place the proper operational controls to mitigate these risks.

While customer accounts are protected by an insurance policy at the clearing firm, in the unlikely event of the failure of the clearing organization, the Company has a credit risk to the extent there is any money due from the clearing firm. Presently there is no concentration of business from anyone customer or group of related customers significant enough to negatively impact the Company should anyone event, such as the loss of one customer, occur.

Basis of Presentation

The financial statements are presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Recognition of Income

The Company, incorporated in California and a member of the Financial Industry Regulatory Authority ("FINRA"), uses the settlement date for income and expense recognition of commissions.

Fixed Assets and Depreciation

Fixed assets, primarily furniture, computer equipment and an auto, are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over an estimated useful life of the asset from five to seven years.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company is classified as a C corporation under the Internal Revenue Code. Income taxes are provided on book income. Deferred tax liabilities and assets may arise from the expected future tax consequences of events that have been included in the financial statements or tax returns, and are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Investments

The Company presently carries no financial instruments of any kind (including financial instruments with off-balance-sheet risk), except for a money market account included in cash and cash equivalents in the accompanying financial statements.

Cash and Cash Equivalents

The Company considers all highly liquid U. S. debt instruments with a maturity of less than three months to be cash equivalents.

Supplemental Cash Flows Information

In connection with the presentation of the statement of cash flows, no interest payment was made; however, $6,832 was paid in federal taxes and $5,506 was paid in state franchise taxes.

Events Occurring After Reporting Date

The Company has evaluated events and transactions that occurred between December 31, 2015 and February 15, 2016, the date the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

NOTE 2 - FIXED ASSETS

A summary of fixed assets at December 31, 2015, follows:

Automobile	$ 65,271
Furniture and computer equipment	58,173
	123,444
Accumulated depreciation	(109,999)
	$ 13,445

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company, as a registered broker/dealer, is required under provisions of the Securities Exchange Act of 1934 (SEA of 1934) Rule 15c3-1 to maintain a minimum net capital, and a ratio of aggregate indebtedness to net capital of not greater than 8 to 1. As of year-end, the Company's net capital was $377,120 which was $327,120 in excess of its required net capital. The Company's net aggregate indebtedness to capital ratio was 0.0378 to 1.

NOTE 4 - COMMITMENTS

The Company's offices are presently rented under a month-to-month operating lease agreement. Rent expense including parking, totaled $50,488 for the year. There are no other commitments.

NOTE 5 - INCOME TAXES

Deferred income taxes, when applicable, are primarily the result of timing differences between financial statement and tax reporting in accordance with FASB ASC 740, and are presently immaterial, and therefore not recorded. The current tax provision is comprised of the statutory rates, as adjusted for the non-deductible portion of certain expenses. The Company does not have any tax positions at the end of the year for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date. The Company's policy is to record interest expense and penalties assessed by taxing authorities in operating expense when applicable. No such amounts are included in the financial statements as none have been assessed by any taxing authority. The 2011, 2012, 2013, and 2014 tax returns remain open and are subject to examination by the federal and state jurisdictions.

SUPPLEMENTARY INFORMATION

MORTON SEIDEL & COMPANY, INC.

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2015

COMPUTATION OF NET CAPITAL

Total Shareholders' Equity from Statement of Financial Condition		$ 449,906
Deduct non-allowable assets:		
Fixed assets, net	$ 13,445	
Deposit	3,280	16,725
Net capital before haircuts		433,181
Haircuts on securities:		
Money market fund (included in cash)		6,060
NET CAPITAL		427,121
Minimum net capital required		50,000
EXCESS NET CAPITAL		$ 377,121

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total Liabilities from Statement of Financial Condition	$ 16,150
TOTAL AGGREGATE INDEBTEDNESS	$ 16,150
Percentage of aggregate indebtedness to net capital	3.78%

RECONCILIATION WITH COMPANY'S COMPUTATIONS

Net capital, as reported by the Company	$ 427,120
Audit Adjustments	-
Net capital, as reported above	$ 427,120

Note: There are no material differences between the preceding computation and the Company's corrsponding unaudited part II of Form X-17A-5 as of December 31, 2015.

COMPUTATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

Not applicable because the Company is exempt under Rule 15c3-3 section (k)2(ii)
"Special Account for the Exclusive Benefit of Customers"

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Not applicable because the Company is exempt under Rule 15c3-3 section (k)2(ii)
"Introducing Broker Dealer on Fully Disclosed Basis"

See Independent Auditors' Report on Supplementary Information.

TONE, WALLING & KISSINGER
CERTIFIED PUBLIC ACCOUNTANTS
ON THE WEB @TWK.COM

100 E THOUSAND OAKS BLVD., SUITE 257, THOUSAND OAKS, CA 91360 PH (805)496-5474 FAX (805)495-1852

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Morton Seidel & Company, Inc.

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Morton Seidel & Company, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Morton Seidel & Company, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)ii) (the "exemption provisions") and (2) Morton Seidel & Company, Inc. stated that Morton Seidel & Company, Inc. met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2015 without exception. Morton Seidel & Company, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Morton Seidel & Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Tone, Walling & Kissinger

February 15, 2016.

BROKER DEALER ANNUAL COMPLIANCE REPORT PURSUANT TO RULE 17a-5

EXEMPTION REPORT FROM RULE 15c3-3

Name of Company: Morton Seidel & Co., Inc

Reporting Date: December 31, 2015

1. Provisions in paragraph (k) of Rule 15c3-3 for which an exemption is claimed: Morton Seidel & Co., Inc. operates under the provisions of paragraph (k) (2) (ii) of SEC Rule 15c3-3 whereas the Company does not hold customer funds or safe keep of customer securities, and as such is exempt from the remaining provisions of that Rule.

   The Company claims an exemption from the amended SEC Rule 17a-5 requiring broker-dealers to file a compliance report annually with its financial statements.

2. Morton Seidel & Co., Inc. met the identified exemption provisions throughout the most recent year ended December 31, 2015.

3. Exceptions during the year ending December 31, 2015: NONE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2016

Morton Seidel & Co., Inc.

By: /S/ Arnold Seidel

Name: Arnold Seidel

Title: Chairman